EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

HARRY’S TRUCKING, INC.
(a Delaware Corporation)

The undersigned, Haris Tajyar, hereby certifies that:

1. He is the President and Chief Executive Officer of Harry’s Trucking, Inc., a Delaware corporation (the “Corporation”), and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors, in accordance with the applicable provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, and duly adopted by written consent of the holders of a majority of the outstanding shares of Common Stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3. The first sentence of the introductory paragraph of article FOURTH of the Certificate of Incorporation is hereby amended to read in full as follows:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Twenty Million (120,000,000) shares, of which Twenty Million (20,000,000) shares shall be Preferred Stock, par value $.0001 per share, and One Hundred Million (100,000,000) shares shall be Common Stock, par value $.0001 per share.”

4. This Certificate of Amendment is effective immediately upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 19th day of August 2008.

HARRY’S TRUCKING, INC.

By:	/s/ Haris Tajyar
Haris Tajyar
President and Chief Executive Officer